UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
⌧	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2019

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number: 1-36780

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TopBuild Corp. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TopBuild Corp.

475 North Williamson Boulevard

Daytona Beach, Florida 32114

TOPBUILD CORP. 401(k) PLAN

Note:  Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of the TopBuild Corp. 401(k) Plan and the Audit Committee of TopBuild Corp.:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the TopBuild Corp. 401(k) Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits.   We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Part IV, Line 4a – Delinquent Participant Contributions for the year ended December 31, 2019 and Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements.  The supplemental information is the responsibility of the Plan's management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information is fairly stated in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditors since 2017.

/s/ FRAZIER & DEETER, LLC

Tampa, FL

June 19, 2020

TOPBUILD CORP. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS
Cash	$3,614	$5,783
Investments, at fair value	321,245,244	241,950,674
Receivables:
Notes receivable from participants	8,894,171	7,611,865
Employer contributions	344,025	297,813
Total receivables	9,238,196	7,909,678
Total assets	330,487,054	249,866,135

LIABILITIES
Excess contributions payable	612,988	528,461
Net assets available for benefits	$329,874,066	$249,337,674

The accompanying notes are an integral part of the financial statements.

TOPBUILD CORP. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2019

Additions:
Investment activity:
Net appreciation in fair value of investments	$39,018,985
Interest and dividend income	18,172,007
Total investment activity	57,190,992
Participant contributions	26,068,182
Employer contributions	9,949,040
Participant rollover contributions	1,236,182
Interest income on notes receivable from participants	364,410
Other income (See Note 2)	183,376
Total additions	94,992,182

Deductions:
Benefit payments	(31,189,431)
Administrative and other expenses	(143,587)
Total deductions	(31,333,018)

Net increase in assets	63,659,164

Transfers:
Assets transferred to the Plan (See Note 7)	16,877,228

Net assets available for benefits:
Beginning of year	249,337,674
End of year	$329,874,066

The accompanying notes are an integral part of the financial statements.

1. DESCRIPTION OF PLAN

The following description of the TopBuild Corp. (the “Company”, “we”, “our” or “TopBuild”) 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General.  The Plan is a defined contribution plan covering hourly and salaried employees of the Company’s operating and administrative subsidiaries, not otherwise covered under a collective bargaining agreement.  Eligible employees may participate in the Plan on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is administered by the 401(k) Oversight Committee (the “Committee”).  The Committee has overall responsibility for the operation and administration of the plan.  The Committee, with assistance of an investment manager serving as an ERISA 3(21) co-fiduciary, determines the appropriateness of the Plan’s investment offerings and monitors investment performance.

TopBuild was formed on June 30, 2015 and is listed on the NYSE under the ticker symbol “BLD”. The Plan was established effective July 1, 2015.

Contributions.  Participants may contribute up to 50 percent of their annual compensation, as defined in the Plan. Newly eligible employees are automatically enrolled in the Plan at a deferral rate of three percent of eligible compensation until the employee changes this election or opts out of the Plan. All employees who are eligible to participate under this Plan and who have attained the age of 50 before the close of the Plan year shall be eligible to make catch-up contributions.  Participants may also make rollover contributions representing distributions from individual IRAs, SEPs, 403(b) and 457 plans or other employers’ tax-qualified plans.  The Company may make matching and/or profit sharing contributions in accordance with the provisions of the Plan.  These Company contributions, if applicable, may vary by division or subsidiary and are invested pursuant to the participant’s investment elections. The Company made matching contributions of $9,949,040 for the year ended December 31, 2019. Contributions are subject to certain Internal Revenue Service (“IRS”) limitations.  Participants may direct contributions in one percent increments in any of the various investment options.  These options include professionally managed mutual funds, a company stock fund, collective trust funds, and a brokerage account which allows participants to buy, sell, or trade most publicly listed common stocks, corporate and government bonds or certificates of deposit.  These options vary in their respective strategies, risks and goals.  Participants may change their investment options daily.

Participant Accounts.  Each active participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions (if applicable), and (b) investment earnings, as defined in the Plan.  Plan administrative expenses were primarily paid from amounts funded into the unallocated revenue credit account.  Certain expenses may be incurred by individual participants for special services relating to their accounts.  These costs are charged directly to the individual participant’s account.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeited Employer Contributions.  Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting conditions for Company contributions may vary by division or subsidiary, but generally, Company matching contributions, plus earnings thereon, are subject to one-year cliff-vesting for employees who started on or after April 1, 2016. Employees hired prior to April 1, 2016 were immediately vested in Company contributions. Participants are also immediately 100 percent vested upon death or disability while employed by the Company, or at retirement.  Any forfeited amounts are used to reduce administrative expenses or employer contributions.  Accumulated forfeitures at December 31, 2019, and 2018, were $420,321 and $249,905, respectively. During the year ended December 31, 2019, the Plan utilized $230,129 of forfeited nonvested accounts to reduce employer contributions and $9,961 to pay administrative fees.

Stock Fund.  The Plan allows participants to invest in the common stock of the Company through the TopBuild Corp. company stock fund (the “TopBuild Stock Fund”).  Participants may not direct more than 25 percent of their contributions into the TopBuild Stock Fund and may not exchange more than 25 percent of their investments into the TopBuild Stock Fund.  The TopBuild Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund.

Each participant who has an interest in the TopBuild Stock Fund is entitled to exercise voting rights attributable to the shares allocated to his or her TopBuild Stock Fund account and is notified by the Trustee, Fidelity Management Trust Company (“Fidelity”) as defined by the Plan, prior to the time that such rights are to be exercised.  If the Trustee does not receive timely instructions, the Trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants.

Notes Receivable from Participants.  Generally, participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance at the time of the loan.  Loan terms generally range from 1-5 years, or up to 15 years in the case of a principal residence loan.  Loans are collateralized by the balance in the participant's account and generally bear interest at a rate equal to the Prime Rate on the last business day of the month prior to the date of the loan application.  Principal and interest are paid ratably through payroll deductions.

Payment of Benefits.  Generally, after separation from service due to termination, death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account either in a single lump-sum amount or in annual installments over a period not to exceed five years.  In-service and hardship withdrawals are distributed in a single payment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Plan’s financial statements and accompanying footnotes and schedules are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis of Accounting.  The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates and Assumptions in the Preparation of Financial Statements. The preparation of our consolidated financial statements in conformity with U.S. GAAP requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of any contingent assets and liabilities, at the date of the financial statements, and the reported amounts of sales and expenses during the reporting period. Actual results may differ from these estimates and assumptions.

Risks and Uncertainties.  The Plan provides for various investment options in mutual funds and other investment securities.  Investment securities are exposed to various risks, including interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of certain investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Investment Valuation and Income Recognition.  Investments are stated at fair value using quoted market prices at December 31, 2019, and 2018.

Purchases and sales of investments are reflected on a trade date basis.  Interest income is recognized on the accrual basis of accounting.  Dividend income is recorded on the ex-dividend date and is allocated to participants’ accounts on the date of payment.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation of those investments.

Fair Value Measurement. The Plan follows fair value guidance provided in Accounting Statement Codification (“ASC”) 820 – Fair Value Measurement, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The fair value measurement standard defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (referred to as an “exit price”). A fair value hierarchy is established that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than Level 1 prices, such as quoted market prices for similar assets or liabilities or other inputs that are observable or can be corroborated by market data. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The asset or liability’s level within the fair value hierarchy is based on the lowest level of any significant input used to measure its fair value.  Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Excess Contributions Payable.  Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions.  The Plan distributed substantially all of the 2019 excess contributions to the applicable participants primarily by March 13, 2020.

Notes Receivable from Participants.  Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis. Delinquent notes receivable from participants are recorded as benefit payments based upon the terms of the Plan.

Payment of Benefits.  Benefits are recorded when paid.

Expenses.  Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements.  Investment related expenses are included in net appreciation of fair value of investments.  Accumulated amounts in the participant revenue credit account at December 31, 2019 and 2018 were $394,442 and $206,194, respectively. Amounts in the revenue credit account may be used to pay plan expenses or allocated to participant accounts. During 2019, $183,376 was credited to the account and fully allocated to Plan participants to reduce their administrative fees. No amounts were allocated during 2018.

Recently Issued Accounting Pronouncements. In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2018-13, “Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement.”  The new standard modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, including adjustments to Level 3 fair value measurement disclosures as well as the removal of disclosures around Level 1 and Level 2 transfers.  This update is effective for the fiscal year beginning January 1, 2020 with early adoption permitted. The amendments to the guidance will be applied on a prospective or retrospective basis, in accordance with the requirements of the new standard.  Plan management plans to adopt this standard on January 1, 2020 and does not expect a material impact upon adoption.

3. FAIR VALUE MEASUREMENT

Following is a description of the valuation methodologies used for assets measured at fair value:

TopBuild Stock Fund.  The TopBuild Stock Fund is valued at the closing price reported on the active market on which the security is traded.

Mutual Funds.  Mutual funds are valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission.  These funds are required to publish their daily net asset value (“NAV”) and transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Collective Trust Funds.  Collective trust funds are valued based on NAV, as a practical expedient, which approximates fair value as of December 31, 2019 and 2018.  Such basis is determined by reference to the respective fund’s underlying assets, which are primarily marketable equity and fixed income securities.

Brokerage Accounts.  Participant directed investments could include common stocks, mutual funds, corporate or government bonds, or other investments that are valued on the basis of readily determinable market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.  There have been no changes in the methodologies used or transfers between levels during the years ended December 31, 2019 and 2018.

The following tables set forth by level, within the fair value hierarchy, the Plan’s invested assets at fair value and the Plan’s invested assets measured at NAV as of December 31, 2019 and 2018:

	Assets at Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Measured at NAV	Total
Mutual funds	$308,111,608	$—	$—	$—	$308,111,608
Brokerage accounts	5,066,150	—	—	—	5,066,150
Collective trust funds	—	—	—	5,749,047	5,749,047
TopBuild Stock Fund	2,318,439	—	—	—	2,318,439
Total invested assets at fair value	$315,496,197	$—	$—	$5,749,047	$321,245,244

	Assets at Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Measured at NAV	Total
Mutual funds	$234,251,994	$—	$—	$—	$234,251,994
Brokerage accounts	3,568,614	—	—	—	3,568,614
Collective trust funds	—	—	—	3,054,731	3,054,731
TopBuild Stock Fund	1,075,335	—	—	—	1,075,335
Total invested assets at fair value	$238,895,943	$—	$—	$3,054,731	$241,950,674

The following tables summarize investments measured at fair value based on NAV per share as of December 31, 2019 and 2018.  Were the Plan to initiate a full redemption of the collective trust funds, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner.

December 31, 2019	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
FIAM Small Capitalization Core Commingled Pool - Class G	$3,151,804	None	Daily	90 days
Managed Income Portfolio - Class 1	2,597,243	None	Daily	Participants: none Sponsor: 12 months
Total investments measured at NAV	$5,749,047

December 31, 2018	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
FIAM Small Capitalization Core Commingled Pool - Class G	$1,448,855	None	Daily	90 days
Managed Income Portfolio - Class 1	1,605,876	None	Daily	Participants: none Sponsor: 12 months
Total investments measured at NAV	$3,054,731

4. INCOME TAX STATUS

The Plan received a determination letter dated October 27, 2016, in which the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax period in progress.

5. PLAN TERMINATION

Although the Company has not expressed an intent to do so, the Company has the right at any time to discontinue its contributions and to terminate the Plan, subject to the provisions of ERISA.  At the date of any such termination, all participants would become fully vested in their accounts and the TopBuild Corp. 401(k) Oversight Committee would direct the Trustee to distribute to the participants all assets of the Plan, net of any termination expenses which would be prorated among the participants’ accounts.

6. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and collective trust funds managed by Fidelity.  Fidelity is also the Trustee as defined by the Plan; therefore, transactions with these investments qualify as party-in-interest transactions.  Notes receivable from participants are also considered party-in-interest transactions.

The Plan invests in TopBuild Corp. common stock.  As of December 31, 2019, the value of the TopBuild Corp. common stock fund held by the Plan was $2,318,439 (with common stock of $2,316,512 and cash and money market investments of $1,927). As of December 31, 2018, the value of the TopBuild Corp. common stock fund held by the Plan was $1,075,335 (with common stock of $1,073,902 and cash and money market investments of $1,433).

7. PLAN MERGER

United Subcontractors Inc. (“USI”) was acquired by TopBuild Corp. on May 1, 2018. On February 11, 2019, USI’s 401(k) plan merged into the Plan. The net assets transferred in 2019 were $13,756,958, comprised of investments in mutual funds, and participant loans of $287,311, which in total represented a majority of USI’s net assets at such time. These net assets are reflected in the Plan’s financial statements and Form 5500 in the 2019 plan year. The remaining assets of $1,440,040, representing a guaranteed interest fund, transferred into the Plan on February 15, 2020, and will be included on the Plan’s financial statements and Form 5500 in the 2020 plan year.

ADO Products, LLC (“ADO”) was acquired by TopBuild Corp. on January 10, 2018.  Effective December 31, 2018, ADO’s 401(k) plan merged into the Plan with all assets in transit, and settled on January 2, 2019.  A total of $2,832,959 net assets were included on the Plan’s Form 5500 for the 2018 year in Schedule H Line 1a and Line 2l(1). See Note 9 for reconciliation to Form 5500. There were no outstanding participant loans included in the transfer of net assets.  The net assets transferred represent primarily investments in mutual funds and one collective trust fund.

8. SUBSEQUENT EVENTS

In March 2020, the World Health Organization declared the outbreak of the coronavirus disease (“COVID-19”) as a pandemic. This pandemic has adversely affected global economic activity and greatly contributed to significant deterioration and instability in financial markets. As a result, the Plan’s investment portfolio has incurred a significant decline in fair value since December 31, 2019. However, because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, cannot be determined. The extent to which the COVID-19 pandemic will impact the Plan’s net assets and changes in net assets will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the virus or address its impact, and how quickly and to what extent normal economic and operating activities can resume across the globe.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (“CARES”) Act was signed into law. The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. Plan Management did not adopt any of the CARES Act provisions. TopBuild implemented a COVID-19 leave plan in 2020 to pay its employees that were directly affected due to mandated shutdowns or quarantines, business volume slow down or other circumstances. The Plan was amended as of January 1, 2020 to exclude this special pay from eligible compensation, for purposes of determining amounts that may be contributed to the Plan.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,	December 31,
	2019	2018
Net assets available for plan benefits per the financial statements	$329,874,066	$249,337,674
Less receivables:
Employer contributions	344,025	297,813
Total receivables	344,025	297,813

Plus payables and transfers:
Excess contributions payable	612,988	528,461
Transfer in of assets from ADO Plan	—	2,832,959
Total payables and transfers	612,988	3,361,420

Net assets available for plan benefits per Form 5500	$330,143,029	$252,401,281

The following is a reconciliation of certain contributions to the Plan during 2019 per the financial statements to the Form 5500:

December 31,
2019
Contributions per the financial statements	$37,253,404

Plus 2018 receivables	297,813
Less 2018 excess contributions payable	(528,461)
(230,648)

Plus 2019 excess contributions payable	612,988
Less 2019 receivables	(344,025)
268,963

Contributions per Form 5500	$37,291,719

The following is a reconciliation of certain assets transferred to the Plan during 2019 per the financial statements to the Form

5500:

December 31,
2019
Assets transferred per the financial statements	$16,877,228
Less assets in transit at December 31, 2018	(2,832,959)
Assets transferred per Form 5500	$14,044,269

10. DELINQUENT PARTICIPANT CONTRIBUTIONS

As reported on Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ending December 31, 2019, certain participant contributions and loan repayments were not remitted to the trust within the period specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company. The Company transmitted the related $536 in lost earnings to the Plan in 2019.

TOPBUILD CORP. 401(k) PLAN

SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

EIN: 47-3096382

PLAN: 001

FOR THE YEAR ENDED DECEMBER 31, 2019

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under Voluntary Fiduciary Correction Program
Check here if Late Participant Loan Repayments are included ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	(VFCP) and Prohibited Transaction Exemption (PTE) 2002-51
2019 (1)	$—	$236,414	$—	$—

(1)	Represents delinquent participant contributions from the January 4, 2019, payroll period. On February 4, 2019, the Company transmitted the delinquent participant contributions and transmitted $536 in lost earnings to the Plan in 2019.

TOPBUILD CORP. 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 47-3096382

PLAN: 001

DECEMBER 31, 2019

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	MUTUAL FUNDS
*	Fidelity Freedom® 2025 Fund	Lifecycle fund	**	$54,572,257
*	Fidelity Freedom® 2030 Fund	Lifecycle fund	**	48,245,891
*	Fidelity Freedom® 2035 Fund	Lifecycle fund	**	38,619,675
*	Fidelity Freedom® 2020 Fund	Lifecycle fund	**	32,474,867
*	Fidelity Freedom® 2040 Fund	Lifecycle fund	**	27,141,224
*	Fidelity Freedom® 2045 Fund	Lifecycle fund	**	21,812,916
*	Fidelity Freedom® 2050 Fund	Lifecycle fund	**	13,721,476
*	Fidelity® 500 Index Fund	Domestic equity fund	**	12,905,916
	Harbor Capital Appreciation Fund - Institutional Class	Domestic equity fund	**	8,751,019
*	Fidelity Freedom® 2055 Fund	Lifecycle fund	**	7,639,452
*	Fidelity Freedom® 2015 Fund	Lifecycle fund	**	6,757,485
	Dodge & Cox Stock Fund	Domestic equity fund	**	6,462,322
*	Fidelity Freedom® 2060 Fund	Lifecycle fund	**	5,216,622
*	Fidelity® Government Money Market Fund	Money market fund	**	4,068,403
	PIMCO Total Return Fund - Institutional Class	Bond fund	**	3,944,096
*	Fidelity® U.S. Bond Index Fund	Bond fund	**	3,536,083
*	Fidelity® Diversified International Fund - Class K	International fund	**	3,527,008
*	Fidelity® Extended Market Index Fund	Domestic equity fund	**	3,032,493
*	Fidelity® Global ex U.S. Index Fund	International fund	**	2,218,968
*	Fidelity Freedom® 2010 Fund	Lifecycle fund	**	1,578,230
*	Fidelity Freedom® Income Fund	Lifecycle fund	**	1,190,108
*	Fidelity Freedom® 2005 Fund	Lifecycle fund	**	544,264
*	Fidelity Freedom® 2065 Fund	Lifecycle fund	**	150,833
	Total mutual funds			308,111,608

	COLLECTIVE TRUST FUNDS
*	Managed Income Portfolio - Class 1	Collective trust fund	**	2,597,243
*	FIAM Small Capitalization Core Commingled Pool - Class G	Collective trust fund	**	3,151,804
	Total collective investment funds			5,749,047

	BROKERAGE ACCOUNTS
	Brokerage account	BrokerageLink® accounts	**	5,066,150
	Total brokerage accounts			5,066,150

	COMPANY STOCK FUNDS
*	TopBuild Corp.	Company common stock fund	**	2,318,439
	Total company stock funds			2,318,439

	TOTAL INVESTMENTS AT FAIR VALUE			321,245,244
*	Participant loans	Loans collateralized by participant plan balances, maturities from 2019-2034, interest rates from 3.25% to 8.25%	—	8,894,171
	TOTAL			$330,139,415

(*) Indicates a party-in-interest

(**) Historical cost information not required for participant directed investments

EXHIBITS

Exhibit No.	Exhibit Title

23.1	Consent of Frazier & Deeter relating to the Plan's financial statements

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TOPBUILD CORP.

	By:	/s/ John S. Peterson
	Name:	John S. Peterson
	Title:	Vice President and Chief Financial Officer

June 19, 2020